TRICON RESIDENTIAL

ELEVATE

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Non-IFRS measures

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes for the three months ended March 31, 2022 (the "Interim Financial Statements") of Tricon Residential Inc. (“Tricon", "us", "we" or the “Company”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the IASB”) and consistent with the Company's audited annual consolidated financial statements for the year ended December 31, 2021.

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: proportionate metrics, net operating income ("NOI"), NOI margin, proportionate same-home NOI and NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this MD&A are provided in Section 4 and Appendix A, and the supplementary financial measures which are key performance indicators presented herein are discussed in detail in Section 6.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Forward-looking statements

Certain statements in this MD&A are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s Interim Financial Statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, "target" and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable.

This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, timelines and sales/rental expectations; expected performance fees; future cash flows; transaction and development timelines; anticipated demand for residential real estate; the anticipated growth of the Company's rental businesses; the acquisition of build-to-rent projects; the Company’s key priorities over the next three years and the manner in which they might be achieved; expected future acquisitions, acquisition pace, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and U.S. and Canadian multi-family rental apartments; roll out of operations programs and resident betterment programs; anticipated environmental, social and governance

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

(“ESG”) initiatives; debt financing and refinancing intentions; and the ongoing impact of the COVID-19 pandemic. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated March 1, 2022 (the “AIF”) and its 2021 annual MD&A (as supplemented by Section 7.6 of this document), both of which are available on SEDAR at www.sedar.com. The continuing impact of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness; the tax laws as currently in effect; the continuing availability of capital and suitable acquisition and investment opportunities; current economic conditions including property value appreciation; and the anticipated impact of COVID-19.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant unknown risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to, the Company’s ability to execute its growth strategies; the impact of changing conditions in the U.S. and Canadian multi-family housing market; increasing competition in the Canadian and U.S. single-family and multi-family housing market; the effect of fluctuations and cycles in the Canadian and U.S. real estate market; the marketability and value of the Company’s portfolio; changes in the attitudes, financial condition and demand of the Company’s demographic market; fluctuation in interest rates and volatility in financial markets; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 7.6 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.

Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions (including those noted above), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws.

Market and industry data

This MD&A may include certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

Other

Select photos in this document are presented for illustrative purposes only, may be artists' renditions, and may not be representative of all properties in the Company’s portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

1.    Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated as of May 10, 2022, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon", “us", “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2022 ("Interim Financial Statements"), which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including International Accounting Standard, Interim Financial Reporting ("IAS 34"). The accounting policies are consistent with the Company's audited annual consolidated financial statements for the year ended December 31, 2021, available on the Company's website at www.triconresidential.com, on the Canadian Securities Administrators’ website at www.sedar.com, and as part of the Company's annual report (Form 40-F) filed on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional information about the Company, including its Annual Information Form, is available on these websites.

The registered office of the Company is at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated.

1.1    Vision and guiding principles

Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007-2009, Tricon's strong foundation and its leaders' resilience helped it endure the downturn and learn valuable lessons that informed the Company's decision to ultimately focus on rental housing.

In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to become a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. Tricon's business is defensive by design, intended to outperform in good times and perform relatively well in more challenging times.

Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and a willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns.

Tricon strives to be North America’s pre-eminent single-family rental housing company serving the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering exceptional customer service. Tricon is driven by its purpose statement - Imagine a world where housing unlocks life’s potential - and encourages its employees to conduct themselves every day according to the following guiding principles:

•Go above and beyond to enrich the lives of our residents

•Commit to and inspire excellence in everything we do

•Ask questions, embrace problems, thrive on the process of innovation

•Do what is right, not what is easy

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

•Elevate each other so together we leave an enduring legacy

Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first, who in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, treat our properties as their own, and are likely to refer friends and family to become new customers. We have realized that the best way to drive returns for our shareholders and private investors is to ensure our team and residents are fulfilled. This is why Our People and Our Residents are also two of our key ESG priorities (see Section 1.3).

1.2    Business and growth strategy

Tricon is an owner and operator of a growing portfolio of approximately 31,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets. Since the Company's initial public offering in 2010, Tricon has evolved from an asset manager focused on investing in "for-sale" housing development to a growth-oriented rental housing company with a comprehensive technology-enabled operating platform. As at March 31, 2022, about 94% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 6% are invested in adjacent residential businesses.

*Includes dedicated “build-to-rent” single-family rental communities that will be transferred to the single-family rental segment upon stabilization.

(Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties, equity-accounted investments in Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.)

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Tricon’s differentiated strategy

Tricon's U.S. single-family rental strategy targets the "middle-market" resident demographic which consists of over seven million U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $75,000 and $125,000 per year and with monthly rental payments of $1,400 to $2,300. These rent levels typically represent approximately 20-25% of household income, which provides each household with meaningful cushion to continue paying rent in times of economic hardship. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families who are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company. Tricon offers its residents economic mobility and the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service.

In addition to targeting the middle-market demographic, Tricon is focused on the U.S. Sun Belt, which is home to approximately 40% of all U.S. households and is expected to experience population growth in excess of 10% in most markets from 2020 to 2030 (source: The Cooper Center at the University of Virginia, 2018). The U.S. Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. In many ways, the COVID-19 pandemic has accelerated these demographic trends and is expected to help drive even stronger relative population growth over the coming years in Tricon's core markets as Americans de-urbanize and seek out the relative safety of suburban living in less dense markets. Furthermore, the Company believes that work-from-home trends and in-migration to the Sun Belt states will likely continue as employers permit more flexible work arrangements and employees gravitate towards more affordable housing markets.

NV
6%
CA
11%
AZ
13%
TX
13%
IN
3%
TN
2%
NC
10%
SC
2%
GA
22%
FL
18%
Projected 2020-2030 population growth*
<10%
10% to 20%
Tricon NOI Concentration**

*Source: The Cooper Center at the University of Virginia

**NOI concentration based on same home single-family rental NOI as of Q1 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

TRICON RESIDENTIAL
SUPERIOR GROWTH PROFILE
Clear path to growing SFR portfolio to ~50,000 homes by the end of 2024
DIFFERENTIATED STRATEGIC PARTNERSHIP MODEL
Experience in raising private capital to accelerate growth, improve operating efficiency, and take development off balance sheet
TECH-ENABLED OPERATING PLATFORM
Enhanced resident experience and excellent operating metrics achieved through a centralized, technology-enabled platform and innovative approach to rental housing

I. Superior growth profile

There is a significant runway for growth in the single-family rental industry as only ~3% of the 16 million rental homes in the United States are institutionally owned (source: Green Street U.S. Single-Family Rental Outlook, January 2022). We believe we are particularly well positioned to take advantage of this opportunity as one of the leading owners and operators in the industry, with one of the largest portfolios of single-family rental homes in the U.S. Sun Belt.

Tricon is targeting to grow its single-family rental home portfolio to 50,000 homes by the end of 2024 and has a disciplined acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously. Tricon sources acquisition opportunities of existing homes through traditional channels, including Multiple Listing Service (“MLS”), “iBuyer” direct channels, and portfolio acquisitions. These traditional channels will account for the majority of Tricon’s planned acquisitions over the next three years and leverage the Company’s acquisition platform which filters and ranks many listings per year while standardizing hundreds of key underwriting parameters, enabling the Company to efficiently convert listings into offers.

In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its three newest home growth channels. These include the development of dedicated “build-to-rent” communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders. In aggregate, our six existing and new home acquisition channels are expected to provide the Company with sufficient volume to meet its acquisition targets.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

II. Differentiated strategic partnership model

Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. Institutional investors with allocations to real estate have also been increasingly favoring more resilient residential and industrial investment strategies in light of the uncertainty created by COVID-19 around office, retail and hospitality assets. The so-called “beds and sheds” investment strategies have led to a significant increase in capital allocated to the residential sector in general and the single-family rental industry in particular, which in turn has lowered the cost of capital for industry participants and facilitated future growth. The Company has recently partnered with leading global real estate investors to form three complementary single-family rental joint ventures, each with a unique acquisition strategy that provides residents with more housing options at an accessible price point.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

(1) As at March 31, 2022, Tricon's unfunded equity commitment was approximately $405 million.

III. Technology-enabled operating platform

Tricon has developed a technology-enabled platform that supports its growth, provides its residents an elevated living experience, and optimizes operating efficiencies. The Company's proprietary suite of software applications, referred to as “TriApps”, automates every facet of the single-family rental business, as described below.

The Company has systemized the process of home acquisition and once homes are acquired, renovates them to a common standard before making them available for rent. Prospective residents are directed to the Company’s website where they can rent a home in a few easy steps. In the leasing process, Tricon leverages 360-degree online tours, self-showing technology, virtual self-move-ins and a statistical screening model to underwrite residents and drive retention. The proprietary TriForce App allows for dynamic coordination of repairs and maintenance activities among the field personnel, centralized office staff and third-party vendors by automating workflows, standardizing work scope and compressing the delegation of authority. Tricon uses logistics software and mobile inventory management to ensure its maintenance technicians can service homes in the most efficient manner and with a high first-time fix rate. In its call center, Tricon leverages intelligent virtual agents to automate leasing and maintenance inquiry intake so the call center team can focus on higher value work such as inside sales or customer service. And lastly, in revenue management, Tricon has pioneered revenue optimization tools to balance occupancy, time on market and rent growth, and to smooth out lease expiration schedules. Management believes the Company has a significant competitive advantage arising from its technology-enabled property management platform that is difficult to replicate and is highly scalable.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Revenue Management

TriPod* revenue optimization tools to balance rent vs. occupancy vs. time on market

Dedicated ancillary revenue team continues to add new service offerings to benefit residents and drive revenue growth

Asset tagging of major components to forecast useful life and manage the replacement cycle

Acquisitions

Acquisitions platform filters and ranks many listings per year and standardizes hundreds of key underwriting steps, enabling the team to efficiently convert listings into offers

Call Center

Intelligent Virtual Agents streamline resident inquiries ranging from new leases to service requests

Efficient centralized administration and oversight of repairs and maintenance

Resident Underwriting

Statistical screening model used to qualify residents, drive retention and reduce turnover costs

Repairs and Maintenance

TriForce* platform enables real-time data sharing by field staff and central office

Mobile inventory management drives efficiency for maintenance techs

Leasing

Leverage 360-degree online tours, self-showing technology, and algorithmic lead scoring to maximize prospect conversion

Virtual move-ins to provide residents with added convenience

*TriPod and TriForce are proprietary technologies developed by Tricon and are all part of TriApps.

Adjacent residential businesses

Multi-family rental

Tricon operates and holds a 20% ownership interest in a portfolio of high-quality, affordably priced garden-style apartments located in desirable suburban sub-markets primarily in the U.S. Sun Belt. The portfolio comprises 23 properties totaling 7,289 units in 13 major markets and consists of new vintage garden-style complexes featuring resort-style amenities, including swimming pools and well-appointed fitness and common areas. Tricon holds these assets in partnership with institutional investors who have an investment bias towards long-term ownership and stable recurring cash flows. The institutional investors pay Tricon asset management fees, property management fees and possibly performance fees, enabling the Company to enhance its return on investment.

In Canada, Tricon operates and holds a 15% ownership interest in one 500-unit Class A rental property, The Selby, located in downtown Toronto. The Selby is currently managed through Tricon's vertically integrated platform, including local property management employees.

Residential development

Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) single-family rental communities in the United States intended to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy land development and homebuilding projects predominantly in the United States.

(i) Canadian Class A multi-family rental apartments:

Tricon is one of the most active developers of Class A purpose-built rental apartment buildings in downtown Toronto with nine projects under development totaling approximately 4,289 units in which Tricon holds a 46% weighted average ownership interest based on net assets. Tricon holds these assets in partnerships with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly performance fees, enabling the Company to enhance its return on investment.

(ii) U.S. single-family rental communities:

The Company's build-to-rent strategy is focused on developing well-designed, dedicated single-family home rental communities, which often include shared amenities such as parks, playgrounds, pools and community gathering spaces. This strategy adds another growth channel to Tricon’s single-family rental business, and leverages the Company’s complementary expertise in land development, homebuilding and single-family rental property management. Once developed and stabilized, these build-to-rent communities will be integrated into the Company’s technology-enabled property management platform. The Company currently has a pipeline of approximately 3,000 rental units in 23 new home communities across the U.S. Sun Belt and is on track to have over 600 new homes available for rent by the end of 2022 with the current pipeline of homes projected to be completed by the end of 2024.

(iii) U.S. land development and homebuilding:

The Company’s legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the United States. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities ("MPCs"). Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP (“Johnson”). Johnson is an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and has deep relationships with public and regional homebuilders and commercial developers.

Johnson’s reputation for developing high-quality MPCs is further evidenced by Johnson having three MPCs ranked in the top 50 based on homebuilder sales in 2021 according to RCLCO Real Estate Consulting.

Private funds and advisory

Tricon earns fees from managing third-party capital invested in its real estate assets through separate accounts, joint ventures and commingled funds ("Investment Vehicles"). Activities of this business include:

(i) Asset management of third-party capital: Tricon manages capital on behalf of institutional investors, including pension funds, sovereign wealth funds, insurance companies and others who seek exposure to the residential real estate industry. Tricon managed $7.2 billion of Assets Under Management (“AUM”) on behalf of third-party investors (out of total AUM of $14.6 billion) as at March 31, 2022 across its single-family rental, multi-family rental and residential development business segments (refer to Section 6 and Appendix A for further information concerning the Company's AUM). For its services, Tricon earns asset management fees on fee-bearing capital totaling $2.8 billion as at March 31, 2022, as well as performance fees provided targeted investment returns are achieved.

Tricon manages third-party capital for twelve of the top 100 largest institutional real estate investors in the world (source: "PERE Global Investor 100" ranking, October 2021). In 2021, Tricon ranked 58th globally and second in Canada (compared to 65th globally and second in Canada in 2020) among global real estate investment managers based on the institutional equity raised since 2016, and is the largest investment manager exclusively focused on residential real estate in that ranking (source: "2021 PERE 100" manager ranking, June 2021).

(ii) Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary.

(iii) Property management of rental properties: Tricon provides integrated property management services to its entire single-family and multi-family rental portfolio. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call center and local field offices. For its services, Tricon earns property management

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees.
* Certain asset management fees and property management fees paid by the single-family rental business segment and certain development management fees paid by Canadian development properties are eliminated upon consolidation and are excluded from revenue from private funds and advisory services. Refer to Section 4.3 for a summary of revenue from private funds and advisory services for the three months ended March 31, 2022.

1.3    Environmental, Social and Governance

Environmental, Social, and Governance ("ESG") principles have guided Tricon throughout its 34-year history of delivering business excellence. We remain focused on the following five strategic ESG priorities:

Our People: Tricon is committed to engaging, supporting, and enriching the lives of its employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. To align our purpose-driven culture with our ESG strategy, Tricon focuses on: (i) creating an exceptional employee experience by empowering and enabling employees to unlock their potential, (ii) delivering company-wide professional development opportunities that promote high-performing work teams, and (iii) fostering a culture of diversity, inclusion and belonging to increase cognitive diversity and perspective.

Our Residents: Tricon's goal is to build meaningful communities where people can connect, grow and prosper. In that continued effort, Tricon focuses on: (i) providing residents with high-quality housing and best-in-class resident experience, (ii) delivering Tricon Vantage – a market-leading program aimed at providing its U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability, and (iii) giving back to the communities where we operate through our volunteer services and charitable giving programs.

Launched in early 2022, Tricon Vantage is a program that represents the evolution of Tricon's resident-centric approach to single-family rental property management. At the core of this program is the Company's long-standing practice of voluntary self-governing on renewal rents, whereby Tricon caps annual rent increases for existing residents at rates typically below market. Tricon Vantage expands the Company's commitment to go above and beyond to enrich the lives of residents by offering the following new services:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

•Financial Literacy: In partnership with Operation HOPE, Tricon Vantage offers residents complimentary programs focused on enhancing their financial well-being, including workshops, one-on-one coaching and guided group sessions tailored to residents' individual financial goals. Residents also have access to information and guidance on improving their FICO score, budgeting and debt management, as well as customized approaches to personal savings to help them achieve financial freedom. If homeownership is a resident's goal, Tricon Vantage can help by providing the tools and information needed to put homeownership within reach.

•Credit Builder: Tricon provides residents access to a credit builder program, which reports on-time rent payment history and paid-in-full status to TransUnion, Experian and Equifax to help residents build better credit scores. Residents also have access to credit score insights, such as the factors that affect their score, and instant alerts to any changes or updates related to their credit report. To date, participating residents reported an average credit score improvement of 48 points since the start of their participation, and over 1,380 residents are currently enrolled in the program.

•Resident Home Purchase Program: Tricon's home purchase program gives qualifying residents the first opportunity to purchase the home they are renting in the event Tricon elects to sell it. To date, five residents have purchased their homes from Tricon, and an additional 25 residents are under contract to acquire homes from Tricon in 2022.

•Resident Emergency Assistance Fund: Tricon has established a fund to help support residents experiencing unexpected hardships such as job loss, health issues, death of a relative or other catastrophic events. The fund provides grants to residents on a case-by-case basis to help them pay rent, utilities, medical bills and insurance, and assist with short-term accommodations if necessary while repairs are being made to their home. In 2021, the program assisted over 40 residents in ten markets.

•Resident Down Payment Assistance Program: Tricon plans to launch a resident down payment assistance program in the third quarter of 2022 to provide qualifying long-term residents with a portion of their down payment to buy a home, should they choose to do so in the future. This program will reward long-term residents in financial good standing and help them with a crucial step toward homeownership – funding the down payment.

Our Innovation: Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences, and (ii) developing offerings that enhance the lives of residents while addressing their housing needs.

Our Impact: Tricon is committed to making investments and operational decisions that reduce environmental impact and enhance the sustainability and resource efficiency of our portfolio. The environmental impact portion of our ESG program focuses on: (i) developing and implementing sustainable methodologies to ensure our investments, developments and renovation projects adhere to our ESG objectives and commitments, (ii) investigating and investing in new technologies, materials, and renovation methods to reduce resource consumption across our real estate portfolio, and (iii) investigating and investing in the reduction of resource consumption across our property management and corporate office operations. In the first quarter of 2022, we initiated a 30-home pilot to reduce energy consumption by an estimated 10% through improved sealing and insulation of our homes. Tricon will assess scaling the roll out of the pilot projects across additional homes in 2022 and beyond.

Our Governance: Tricon aims to proactively identify, understand, and manage the risks to our business while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency. Tricon’s ESG program focuses on the following governance initiatives: (i) maintaining a culture of compliance, integrity and ethics, (ii) embedding a strong risk management culture by setting a foundation for effectively identifying, analyzing and managing material and systemic risks, and (iii) maintaining a diverse Board of Directors composition, in which either gender is represented by one-third of all directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Our second ESG annual report is slated for publication in the spring of 2022. Details of our key ESG commitments, initiatives, policies, and reported performance progress can be found at www.triconresidential.com/investors/sustainability/.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

2.    Highlights

The following section presents highlights for the quarter on a consolidated and proportionate basis.

On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary to two institutional investors, which resulted in a disposition of 80% of the Company's interest in that subsidiary. Accordingly, the Company deconsolidated the subsidiary and reclassified its current- and prior-year period results as discontinued operations separate from the Company's continuing operations in accordance with IFRS 5. Refer to Notes 2 and 3 in the Interim Financial Statements for more details.

Core funds from operations ("Core FFO"), Core FFO per share, Adjusted funds from operations ("AFFO"), and AFFO per share are non-IFRS financial measures and non-IFRS ratios as identified in Section 6. The Company uses guidance specified by the National Association of Real Estate Investment Trusts ("NAREIT") to calculate FFO, upon which Core FFO and AFFO are based. The measures are presented on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing FFO, Core FFO and AFFO on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. Note that FFO, Core FFO, Core FFO per share, AFFO and AFFO per share are not meant to be used in measuring the Company's liquidity. See “Non-IFRS measures” on page 1 and Appendix A for a reconciliation to the most directly comparable IFRS measures.

For the three months ended March 31
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022	2021

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$163,457	$41,904
Fair value gain on rental properties	299,572	112,302

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.59	0.21
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.59	0.21

Net loss from discontinued operations	—	(67,562)
Basic loss per share attributable to shareholders of Tricon from discontinued operations	—	(0.34)
Diluted loss per share attributable to shareholders of Tricon from discontinued operations	—	(0.35)

Dividends per share(1)	$0.058	$0.056

Weighted average shares outstanding - basic	274,064,375	194,898,627
Weighted average shares outstanding - diluted	276,763,567	196,327,468

Non-IFRS(2) measures on a proportionate basis
Core funds from operations ("Core FFO")	$43,035	$32,522
Adjusted funds from operations ("AFFO")	33,658	25,817

Core FFO per share(3)	0.14	0.13
AFFO per share(3)	0.11	0.10

Select balance sheet items reported on a consolidated basis	March 31, 2022	December 31, 2021

Total assets	$10,167,087	$9,148,617
Total liabilities(4)	6,946,886	6,087,548
Net assets attributable to shareholders of Tricon	3,214,011	3,053,794

Rental properties	8,967,351	7,978,396
Debt	4,393,859	3,917,433
(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.
(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to “Non-IFRS measures” on page 1 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed exchange of preferred units issued by Tricon PIPE LLC, which were 311,843,796 and 248,103,423, for the three months ended March 31, 2022 and March 31, 2021, respectively.
(4) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

IFRS measures on a consolidated basis

Net income from continuing operations in the first quarter of 2022 was $163.5 million compared to $41.9 million in the first quarter of 2021, and included:

•Revenue from single-family rental properties of $138.8 million compared to $99.4 million in the first quarter of 2021, largely as a result of a 32.0% expansion in the single-family rental portfolio to 31,032 homes and a 9.6% year-over-year increase in average effective monthly rent (from $1,483 to $1,625), partially offset by a 2.5% decrease in occupancy driven by an accelerated pace of acquisition of vacant homes.

•Direct operating expenses of $45.5 million compared to $33.2 million in the first quarter of 2021, primarily driven by the growth of the rental portfolio, higher property tax expenses associated with increasing property values, and elevated repairs and maintenance expenses as a result of an increased number and scope of work orders, and general inflationary pressures reflecting a tighter labor market and rising material costs.

•Revenue from private funds and advisory services of $12.4 million compared to $8.9 million in the first quarter of 2021 largely driven by property management and asset management fees from the U.S. multi-family portfolio after its syndication and the internalization of its property management functions, as well as higher development fees generated from Johnson communities.

•Fair value gain on rental properties of $299.6 million compared to $112.3 million in the first quarter of 2021 attributable to higher home values for the single-family rental portfolio. The appreciation in home prices reflected a number of factors, including strong population and job growth in the U.S. Sun Belt markets and a relatively low supply of existing and new homes for sale.

Non-IFRS measures on a proportionate basis

Core funds from operations ("Core FFO") for the first quarter of 2022 was $43.0 million, an increase of $10.5 million or 32% compared to $32.5 million in the first quarter of 2021. The increase in Core FFO was driven by significant NOI growth from the single-family rental business and higher fees earned by the Company's Private Funds and Advisory business from new Investment Vehicles.

Adjusted funds from operations ("AFFO") for the three months ended March 31, 2022 was $33.7 million, an increase of $7.8 million (30%) from the same period in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above, partially offset by higher recurring capital expenditures associated with a larger single-family rental portfolio, inflationary cost pressures for both materials and labor, as well as a larger scope of work performed on properties as non-essential repairs and maintenance activities were deferred or foregone in the comparative period due to the pandemic.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

3.    Consolidated financial results

The following section should be read in conjunction with the Company’s Interim Financial Statements.

3.1    Review of income statements

Consolidated statements of income

For the three months ended March 31
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2022	2021	Variance

Revenue from single-family rental properties(1)	$138,788	$99,391	$39,397
Direct operating expenses (1)	(45,515)	(33,219)	(12,296)
Net operating income from single-family rental properties	93,273	66,172	27,101

Revenue from private funds and advisory services	12,411	8,930	3,481

Income (loss) from equity-accounted investments in multi-family rental properties(2)	17,037	(457)	17,494
Loss from equity-accounted investments in Canadian residential developments(3)	(15)	(3)	(12)
Other income(4)	3,049	205	2,844
Income from investments in U.S. residential developments(5)	4,305	6,659	(2,354)
Compensation expense	(28,252)	(17,020)	(11,232)
Performance fees expense	(12,564)	(730)	(11,834)
General and administration expense	(12,875)	(8,403)	(4,472)
Transaction costs	(2,219)	(1,229)	(990)
Interest expense	(36,854)	(36,075)	(779)
Fair value gain on rental properties	299,572	112,302	187,270
Fair value loss on derivative financial instruments and other liabilities	(29,362)	(37,172)	7,810
Amortization and depreciation expense	(3,407)	(2,650)	(757)
Realized and unrealized foreign exchange (loss) gain	(61)	170	(231)
Net change in fair value of limited partners’ interests in single-family rental business	(92,232)	(26,141)	(66,091)
	106,122	(10,544)	116,666
Income before income taxes from continuing operations	$211,806	$64,558	$147,248
Income tax expense from continuing operations	(48,349)	(22,654)	(25,695)
Net income from continuing operations	$163,457	$41,904	$121,553

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.59	0.21	0.38
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.59	0.21	0.38

Net loss from discontinued operations	—	(67,562)	67,562

Basic loss per share attributable to shareholders of Tricon from discontinued operations	—	(0.34)	0.34
Diluted loss per share attributable to shareholders of Tricon from discontinued operations	—	(0.35)	0.35

Weighted average shares outstanding - basic	274,064,375	194,898,627	79,165,748
Weighted average shares outstanding - diluted(6)	276,763,567	196,327,468	80,436,099
(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $917 in Q1 2021 previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.
(2) Includes income from The Selby and the U.S. multi-family rental portfolio, which was syndicated on March 31, 2021 (Section 4.2.1).
(3) Includes income from The Taylor, Canary Landing (West Don Lands), The Ivy, 7 Labatt and Queen & Ontario (Section 4.2.2).
(4) Includes other income from Canadian development properties, The James (Scrivener Square) and The Shops of Summerhill (Section 4.2.2) along with other income resulting from income generated from U.S. residential developments.
(5) Reflects the net change in the fair values of the underlying investments in the legacy for-sale housing business (Section 4.2.2).
(6) For the three months ended March 31, 2022 and March 31, 2021, the exchangeable preferred units of Tricon PIPE LLC were anti-dilutive. Refer to Note 27 to the Interim Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three months ended March 31, 2022 and 2021.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Rental revenue(1)	$130,679	$95,302	$35,377
Other revenue(1)(2)	8,109	4,089	4,020
Revenue from single-family rental properties(2)	$138,788	$99,391	$39,397
(1) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $917 in Q1 2021 previously recorded as a reduction in turnover expense have been reclassified to other revenue.

Revenue from single-family rental properties for the three months ended March 31, 2022 totaled $138.8 million, an increase of $39.4 million or 39.6% compared to $99.4 million for the same period in the prior year. The increase is attributable to:

•Growth of $35.4 million in rental revenue, reflecting a 32.0% portfolio expansion (31,032 rental homes compared to 23,502), a 9.6% year-over-year increase in average effective monthly rent per home ($1,625 compared to $1,483) driven by continued strong demand for single-family rental homes, and lower bad debt expense as collection rates improved reflecting higher government rental assistance collected by or on behalf of residents. This increase in revenue was partially offset by a 2.5% decrease in occupancy (93.8% compared to 96.3%) attributable to an accelerated pace of acquisition of vacant homes this quarter.

•An increase of $4.0 million in other revenue driven by portfolio expansion as well as incremental ancillary revenue from the rollout of the Company's smart-home technology initiative along with higher resident enrollment in its renters insurance program. Tricon continues to modernize newly-acquired and existing homes with smart-home packages as they are vacated (approximately 57% of single-family rental homes were smart-home enabled at March 31, 2022 compared to 32% at March 31, 2021). The Company’s resumption of late fee charges, which were partially waived in the first quarter of 2021, also contributed to the growth in other ancillary revenue in the period.

Direct operating expenses

The following table provides further details regarding direct operating expenses of the single-family rental portfolio for the three months ended March 31, 2022 and 2021.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Property taxes	$21,737	$15,243	$6,494
Repairs and maintenance	6,734	4,596	2,138
Turnover(1)	1,695	2,260	(565)
Property management expenses	8,619	6,550	2,069
Property insurance	1,729	1,413	316
Marketing and leasing	586	356	230
Homeowners' association (HOA) costs	1,831	1,325	506
Other direct expense(2)	2,584	1,476	1,108
Direct operating expenses(1)	$45,515	$33,219	$12,296
(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $917 in Q1 2021 previously recorded as a reduction in turnover expense have been reclassified to other revenue.
(2) Other direct expense includes property utilities and other property operating costs associated with ancillary revenue offerings.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Direct operating expenses for the three months ended March 31, 2022 were $45.5 million, an increase of $12.3 million or 37.0% compared to the same period in the prior year. The variance is primarily attributable to:

•An increase of $6.5 million in property taxes driven by 32.0% growth in the size of the portfolio, as well as a higher property tax expense per home driven by significant home price appreciation and anticipated tax increases in Tricon's markets.

•An increase of $2.1 million in repairs and maintenance attributable to a larger portfolio of homes, a larger scope of repair work performed per property as non-essential repairs and maintenance activities were deferred or foregone in the comparative period due to the pandemic, as well as higher material and labor costs associated with supply chain disruptions and a tighter labor market.

•An increase of $2.1 million in property management expenses as a result of additional operations personnel hired to manage a growing rental portfolio.

•An increase of $1.1 million in other direct expenses resulting from additional costs of supplying access to smart-home technology in more homes and providing renters insurance to more residents (these costs are offset by higher revenue), as well as rising landscaping and contract costs attributable to managing a larger portfolio and general inflationary pressures. Higher utilities costs on vacant homes acquired during the quarter also impacted other direct expenses. Once a home is renovated to the Company's standard and becomes rent-ready, utilities costs are expensed by the Company until it is leased.

Revenue from private funds and advisory services

The following table provides further details regarding revenue from private funds and advisory services for the three months ended March 31, 2022 and 2021, net of inter-segment revenues eliminated upon consolidation.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Asset management fees	$3,127	$2,598	$529
Performance fees	743	692	51
Development fees	5,862	5,464	398
Property management fees	2,679	176	2,503
Revenue from private funds and advisory services	$12,411	$8,930	$3,481

Revenue from private funds and advisory services for the three months ended March 31, 2022 totaled $12.4 million, an increase of $3.5 million from the same period in the prior year, mainly attributable to:

•An increase of $2.5 million in property management fees earned from the U.S multi-family rental portfolio. The Company syndicated the rental portfolio on March 31, 2021 and internalized the property management functions in the third quarter of 2021, at which time the Company began earning property management fees.

•An increase of $0.5 million in asset management fees earned from the new Investment Vehicle created from the syndication of the U.S. multi-family rental portfolio on March 31, 2021, as well as from the single-family build-to-rent joint venture as deployed capital increased.

•An increase of $0.4 million in development fees, including $1.0 million driven by strong lot sales at Johnson communities, partially offset by lower fees from Canadian residential development of $0.6 million resulting from significant milestones being achieved in multiple projects in the comparative period.

Income (loss) from equity-accounted investments in multi-family rental properties

Equity-accounted investments in multi-family rental properties include Tricon's 20% interest in the U.S. multi-family rental joint venture formed on March 31, 2021, along with its 15% investment in 592 Sherbourne LP, which owns The Selby.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

The following table provides further details regarding income (loss) from equity-accounted investments in multi-family rental properties for the three months ended March 31, 2022 and 2021.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

U.S. multi-family rental portfolio	$16,877	$(549)	$17,426
592 Sherbourne LP (The Selby)	160	92	68
Income (loss) from equity-accounted investments in multi-family rental properties	$17,037	$(457)	$17,494

Income from equity-accounted investments in multi-family rental properties for the three months ended March 31, 2022 was $17.0 million, a $17.5 million increase from the same period in the prior year. The variance was driven by:

•The inclusion of three months of income associated with the U.S. multi-family rental portfolio as an equity-accounted investment compared to one day of losses in the prior year. The increase in net income was driven by fair value gains of $14.7 million as a result of five properties being appraised in the quarter, as well as general increases in revenue stemming from improved demand fundamentals. The fair values of the properties were determined using the direct income capitalization approach. The comparative period includes a $0.5 million loss from equity‐accounted investments in multi-family rental as a result of transaction costs incurred on the syndication of 80% of the U.S. multi-family portfolio. Prior to March 31, 2021, the financial results of the U.S. multi-family portfolio were accounted for under income from discontinued operations.

Income from investments in U.S. residential developments

The following table presents the income from investments in U.S. residential developments for the three months ended March 31, 2022 and 2021.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Income from investments in U.S. residential developments	$4,305	$6,659	$(2,354)

Income from investments in U.S. residential developments for the three months ended March 31, 2022 was $4.3 million, a decrease of $2.4 million from the same period in the prior year. The legacy for-sale housing portfolio continues to demonstrate healthy project performance from ongoing de-urbanization trends and preference for larger living spaces in suburban locations. In the current quarter, demand tempered slightly versus the comparative period as a result of rising costs forcing homebuilders to meter out sales and slow absorption. Management continues to monitor the macroeconomic factors that are fundamental to the for-sale housing market, including higher mortgage rates, which could impact consumer demand, development timelines as well as new for-sale housing supply.

Compensation expense

The following table provides further details regarding compensation expense for the three months ended March 31, 2022 and 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

For the three months ended March 31
(in thousands of U.S. dollars)		2022	2021	Variance

Salaries and benefits	A	$14,024	$9,817	$4,207

Cash-based(1)		6,934	3,456	3,478
Equity-based(1)		3,197	3,140	57
Annual incentive plan ("AIP")	B	10,131	6,596	3,535

Cash-based(2)		3,833	570	3,263
Equity-based		264	37	227
Long-term incentive plan ("LTIP")	C	4,097	607	3,490

Total compensation expense	A+B+C	$28,252	$17,020	$11,232
(1) Includes one-time allocations for special awards under the AIP.
(2) The comparative period has been reclassified to conform with the current period presentation. Refer to Note 2 of the Interim Financial Statements for details.

Compensation expense for the three months ended March 31, 2022 was $28.3 million, an increase of $11.2 million compared to the same period in the prior year. The variance is attributable to:

•An increase of $4.2 million in payroll costs arising from a 30% increase in headcount to support Tricon's ongoing business growth and expansion activities, as well as normal course salary adjustments.

•An increase of $3.5 million in AIP expense, primarily related to a higher AIP accrual, which is correlated with Tricon’s overall financial results, and an expanded AIP pool driven by an increase in headcount, as described above.

•An increase of $3.5 million in LTIP expense, primarily attributable to an increase in cash-based LTIP expense driven by higher estimated future performance fees from Investment Vehicles in the single-family rental and multi-family rental business segments. The cash-based LTIP expense is expected to be paid to participants under the LTIP if and when the performance fees are realized and paid.

Performance fees expense

The following table presents performance fees expense for the three months ended March 31, 2022 and 2021.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Performance fees expense	$12,564	$730	$11,834

Performance fees expense for the three months ended March 31, 2022 was $12.6 million, an increase of $11.8 million compared to the same period in the prior year, driven by a significant increase in unrealized carried interest in connection with fair value gains of the underlying Investment Vehicles, which will be paid to key management equity participants if and when the amounts are in fact realized and paid. In aggregate, cash-based LTIP expense and performance fees expense represent no more than 50% of Tricon’s share of performance fees from each Investment Vehicle.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

General and administration expense

The following table presents general and administration expense for the three months ended March 31, 2022 and 2021.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

General and administration expense	$12,875	$8,403	$4,472

General and administration expense for the three months ended March 31, 2022 was $12.9 million, an increase of $4.5 million compared to the same period in the prior year, which was primarily driven by additional compliance costs associated with the recent New York Stock Exchange listing and incremental costs attributable to significant business expansion activities. In addition, the Company incurred higher costs related to travel, as pandemic-related restrictions eased, and the expansion of its technology-enabled operating platform.

Interest expense

The following table provides details regarding interest expense for the three months ended March 31, 2022 and 2021 by borrowing type and nature.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Corporate borrowings	$1,165	$1,201	$(36)
Property-level borrowings	27,361	24,097	3,264
Convertible debentures	—	2,451	(2,451)
Due to Affiliate	4,286	4,313	(27)
Amortization of deferred financing costs, discounts and lease obligations	4,042	4,013	29
Total interest expense	$36,854	$36,075	$779

Weighted average interest rate	2.62%	2.95%	(0.33%)

Interest expense was $36.9 million for the three months ended March 31, 2022, an increase of $0.8 million compared to $36.1 million for the same period last year. The variance is primarily attributable to:

•An increase of $3.3 million in interest expense on property-level borrowings, driven by $1.0 billion of additional net debt borrowed during the quarter to finance the Company's growing single-family rental home portfolio. This increase was partially offset by a 0.33% decrease in the weighted average interest rate, attributable to the Company's ability to secure new fixed- and floating-rate debt facilities at more favorable effective interest rates. With that being said, management expects the Company's weighted average interest rate to increase in the coming quarters as floating-rate debt and new securitizations are financed at higher prevailing interest rates.

•A partially offsetting decrease of $2.5 million in interest expense on convertible debentures as the previously outstanding 2022 convertible debentures were redeemed in full by the Company on September 9, 2021.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three months ended March 31, 2022 and 2021.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Fair value gain on rental properties	$299,572	$112,302	$187,270

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Fair value gain on single-family rental properties was $299.6 million for the three months ended March 31, 2022, an increase of $187.3 million compared to $112.3 million for the same period last year. The fair value of single-family rental homes was determined using the Home Price Index ("HPI") methodology.

The higher home values for Tricon’s single-family rental portfolio are attributable to a number of factors, including strong population and job growth in the U.S. Sun Belt markets, along with a shortage of new housing supply. These factors contributed to HPI growth in the first quarter of 2022 of 4.5% (18.0% annualized), net of capital expenditures, compared to 2.4% (9.6% annualized) in the same period in the prior year. The valuation methodology was also applied to a larger portfolio of homes (31,032 homes in Q1 2022 compared to 23,502 in Q1 2021), driving even higher fair value gains.

Fair value loss on derivative financial instruments and other liabilities

The following table presents the fair value loss on derivative financial instruments and other liabilities for the three months ended March 31, 2022 and 2021.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Fair value loss on derivative financial instruments and other liabilities	$(29,362)	$(37,172)	$7,810

For the three months ended March 31, 2022, the fair value loss on derivative financial instruments and other liabilities decreased by $7.8 million to $29.4 million compared to a loss of $37.2 million in the same period in the prior year. The fair value loss on the derivative financial instruments in the current period was primarily driven by a $31.4 million loss on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC. An increase in risk-free interest rates, as well as an overall increase in Tricon's share price, on a USD-converted basis, served to increase the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares. This fair value loss was partially offset by an increase in value on the Company's interest rate caps of $2.0 million (2021 - nil) attributable to increases in benchmark interest rates.

Net change in fair value of limited partners’ interests in single-family rental business

Limited partner ownership interests in the single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2", are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three months ended March 31, 2022 and 2021.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Net change in fair value of limited partners’ interests in single-family rental business	$(92,232)	$(26,141)	$(66,091)

For the three months ended March 31, 2022, the change in fair value of limited partners' interests in the single-family rental business was $92.2 million compared to $26.1 million for the same period in the prior year, representing an increase in non-controlling limited partners' interests of $66.1 million. This increase primarily reflects additional income earned from SFR JV-1 during the period that is attributable to the Company’s joint venture partners. The higher income was driven by a $60.4 million increase in the limited partners' share of the fair value gain on rental properties and a $15.4 million increase in NOI, which were partly offset by a $9.7 million increase in interest and other expenses.

The SFR JV-HD and SFR JV-2 joint ventures did not have a meaningful impact on the net change in fair value of limited partners' interests in the single-family rental business given their recent formation.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Income tax expense from continuing operations

The following table provides details regarding income tax expense from continuing operations for the three months ended March 31, 2022 and 2021.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Income tax (expense) recovery - current	$(462)	$44,473	$(44,935)
Income tax expense - deferred	(47,887)	(67,127)	19,240
Income tax expense from continuing operations	$(48,349)	$(22,654)	$(25,695)

For the three months ended March 31, 2022, income tax expense from continuing operations was $48.3 million, an increase of $25.7 million compared to $22.7 million in the same period in the prior year. This variance is primarily attributable to the current tax recovery benefit realized in the comparative period. The crystallization of tax losses carried forward from prior years largely offset cash taxes triggered by the syndication of an 80% interest in the Company's U.S. multi-family portfolio, and hence Tricon recorded a lower net tax expense from continuing operations in the first quarter of 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

3.2    Review of selected balance sheet items

As at (in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Assets
Non-current assets
Rental properties	$8,967,351	$7,978,396
Equity-accounted investments in multi-family rental properties	215,482	199,285
Equity-accounted investments in Canadian residential developments	102,277	98,675
Canadian development properties	139,765	133,250
Investments in U.S. residential developments	138,084	143,153
Restricted cash	137,566	123,329
Goodwill	29,726	29,726
Deferred income tax assets	106,291	96,945
Intangible assets	8,736	9,324
Other assets	89,692	84,749
Derivative financial instruments	2,393	363
Total non-current assets	9,937,363	8,897,195

Current assets
Cash	143,196	176,894
Amounts receivable	42,693	41,582
Prepaid expenses and deposits	43,835	32,946
Total current assets	229,724	251,422
Total assets	$10,167,087	$9,148,617

Liabilities
Non-current liabilities
Long-term debt	$4,138,944	$3,662,628
Due to Affiliate	252,930	256,362
Derivative financial instruments	258,358	230,305
Deferred income tax liabilities	519,163	461,689
Limited partners' interests in single-family rental business	1,221,378	947,452
Long-term incentive plan	24,947	21,431
Performance fees liability	61,991	48,358
Other liabilities	29,762	28,958
Total non-current liabilities	6,507,473	5,657,183

Current liabilities
Amounts payable and accrued liabilities	107,313	102,954
Resident security deposits	61,317	56,785
Dividends payable	15,868	15,821
Current portion of long-term debt	254,915	254,805
Total current liabilities	439,413	430,365
Total liabilities	6,946,886	6,087,548

Equity
Share capital	2,124,889	2,114,783
Contributed surplus	22,836	22,790
Cumulative translation adjustment	26,428	22,842
Retained earnings	1,039,858	893,379
Total shareholders' equity	3,214,011	3,053,794
Non-controlling interest	6,190	7,275
Total equity	3,220,201	3,061,069
Total liabilities and equity	$10,167,087	$9,148,617

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Rental properties

The table below presents the changes in the fair value of rental properties by business segment for the three months ended March 31, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$7,978,396	$6,321,918
Acquisitions	619,896	1,835,235
Capital expenditures	79,268	198,602
Fair value adjustments	299,572	990,575
Dispositions	(9,781)	(1,367,934)
Balance, end of period	$8,967,351	$7,978,396

Rental properties increased by $1.0 billion to $9.0 billion as at March 31, 2022, from $8.0 billion as at December 31, 2021. The increase was driven by:

•Acquisitions of 1,935 single-family rental homes for $619.9 million, partially offset by the disposition of 41 properties with an aggregate carrying value of $9.8 million.

•Capital expenditures of $79.3 million of which $61.9 million was attributable to the renovation of recently-acquired single-family homes, and the remainder to the maintenance and improvement of homes across the existing single-family rental portfolio.

•Fair value gain of $299.6 million on the single-family rental portfolio driven by very strong demand for single-family homes, as previously discussed, combined with relatively limited supply in the Company’s Sun Belt markets that contributed to significant home price appreciation.

Equity-accounted investments in multi-family rental properties

Equity-accounted investments in multi-family rental properties include Tricon's 20% interest in the U.S. multi-family rental joint venture formed on March 31, 2021, along with its 15% investment in 592 Sherbourne LP, which owns The Selby. The table below presents the change in equity-accounted investments in multi-family rental properties for the three months ended March 31, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$199,285	$19,913
Initial recognition of equity-accounted investment in U.S. multi-family rental properties	—	107,895
Advances	—	453
Distributions	(1,146)	(4,428)
Income from equity-accounted investments in multi-family rental properties	17,037	75,333
Translation adjustment	306	119
Balance, end of period	$215,482	$199,285

Equity-accounted investments in multi-family rental properties increased by $16.2 million to $215.5 million as at March 31, 2022 compared to $199.3 million as at December 31, 2021. The increase was attributable to income from the portfolio, primarily made up of fair value gains on select U.S. multi-family rental properties as previously discussed in Section 3.1, partially offset by distributions.

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the three months ended March 31, 2022 and the year ended December 31, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$98,675	$74,955
Advances	2,150	30,089
Distributions	—	(14,772)
(Loss) income from equity-accounted investments in Canadian residential developments	(15)	8,200
Translation adjustment	1,467	203
Balance, end of period	$102,277	$98,675
Equity-accounted investments in Canadian residential developments increased by $3.6 million to $102.3 million as at March 31, 2022 compared to $98.7 million as at December 31, 2021. The increase was primarily driven by advances of $2.2 million to finance the acquisition of Symington (the second project under the Company's joint venture with the Canada Pension Plan Investment Board) and development activities across the portfolio, as well as a favorable foreign exchange translation adjustment of $1.5 million.

Canadian development properties

The table below presents the change in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the three months ended March 31, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$133,250	$110,018
Development expenditures	4,507	12,748
Fair value adjustments	—	10,098
Translation adjustment	2,008	386
Balance, end of period	$139,765	$133,250

Canadian development properties increased by $6.5 million to $139.8 million as at March 31, 2022 compared to $133.3 million as at December 31, 2021. The increase was primarily driven by $4.5 million of development expenditure attributable to the ongoing construction at The James, and a favorable foreign exchange translation adjustment of $2.0 million.

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the three months ended March 31, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$143,153	$164,842
Advances	1,800	6,706
Distributions	(11,174)	(55,744)
Derecognition of investment in U.S. residential developments(1)	—	(4,377)
Income from investments in U.S. residential developments	4,305	31,726
Balance, end of period	$138,084	$143,153
(1) In accordance with IFRS 10 and IAS 28.22, a certain investment in U.S. residential developments ceased to meet the definition of an associate during the fourth quarter of 2021 and became a consolidated subsidiary. This investment’s total assets and total liabilities are now included in the Company’s amounts receivable and amounts payable and accrued liabilities, respectively.

Investments in U.S. residential developments decreased by $5.1 million to $138.1 million as at March 31, 2022 compared to $143.2 million as at December 31, 2021. The decrease was primarily driven by distributions of $11.2 million resulting from multiple projects in advanced stages of development. This decrease was partially offset by advances of $1.8 million made to the Company's single-family build-to-rent Investment Vehicle and investment income of $4.3 million driven by healthy project performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	March 31, 2022	December 31, 2021	Variance

Single-family rental properties borrowings	$4,296,112	$3,906,482	$389,630
Canadian development properties borrowings	34,596	34,207	389
Corporate borrowings	99,063	13,962	85,101
	$4,429,771	$3,954,651	$475,120
Transaction costs (net of amortization)	(34,929)	(36,123)	1,194
Debt discount (net of amortization)	(983)	(1,095)	112
Total debt per balance sheet(1)	$4,393,859	$3,917,433	$476,426
Cash and restricted cash	(280,762)	(300,223)	19,461
Net debt(2)	$4,113,097	$3,617,210	$495,887
(1) Excludes Due to Affiliate.
(2) Non-IFRS measure; see “Non-IFRS measures” on page 1 and Section 6.

Net debt increased by $0.5 billion to $4.1 billion as at March 31, 2022, from $3.6 billion as at December 31, 2021. The variance was primarily attributable to:

•An increase of $389.6 million in single-family rental properties borrowings driven by additional net debt borrowed to accelerate new home acquisitions within the portfolio.

•An increase of $85.1 million in corporate borrowings to fund the expansion of the single-family rental business segment.

•An overall decrease in cash and restricted cash of $19.5 million, which further increased the net debt balance, primarily attributable to cash used for business growth activities such as funding home acquisitions for the single-family rental portfolio. This was partially offset by an increase in restricted cash reserved for upcoming property tax payments for the rental properties.

The weighted average interest rate applicable to debt owed by the Company as at March 31, 2022 was 2.62%. The following table summarizes the debt structure and leverage position as at March 31, 2022:

(in thousands of U.S. dollars)
Debt structure	Balance	% of total	Weighted average interest rate	Weighted average time to maturity (years)
Fixed	$2,698,218	60.9%	2.83%	4.0
Floating	1,731,553	39.1%	2.25%	2.2
Total/Weighted average	$4,429,771	100.0%	2.62%	3.3

As at March 31, 2022, Tricon's near-term debt maturities are primarily comprised of a term loan of $219.9 million in connection with Tricon's single-family rental properties, and a land loan and a mortgage totaling $34.6 million related to the Company's Canadian residential developments. The Company intends to refinance these facilities prior to their maturities in the latter half of 2022 and to refinance the land loan with a construction loan that has already been secured.

Tricon's debt maturities as at March 31, 2022 are presented below, assuming the exercise of all extension options.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

DEBT MATURITY ANALYSIS*
2,000
1,500
1,000
500
0
(in millions of U.S. dollars)
Single-family rental borrowings maturing in 2026 related to securitized debt
255
600
455
1,114
1,569
437
2022
2023
2024
2025
2026
2027 and thereafter
Single-family rental borrowings
Canadian development properties borrowings
Corporate borrowings

* Reflects the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

3.3    Subsequent events

SFR securitization transaction

On April 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of six classes of fixed-rate pass-through certificates with a face amount of approximately $530 million, a weighted average coupon of 4.32% (including servicing fees) and a term to maturity of five years, secured indirectly by a pool of 2,484 single-family rental homes. The transaction proceeds were used to refinance existing short-term SFR JV-2 debt and net proceeds of $29.9 million were returned to SFR JV-2 to fund future acquisitions of rental properties.

Quarterly dividend

On May 10, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after July 15, 2022 to shareholders of record on June 30, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

4.    Operating results of businesses

Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter on a business-by-business basis. Management monitors the underlying activities within those businesses using non-IFRS measures and Key Performance Indicators ("KPIs"). A list of these measures and KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

The financial results and performance metrics in Section 4 and where indicated throughout this document reflect Tricon’s proportionate results, unless otherwise stated, as described in Section 6. Refer to “Non-IFRS measures” on page 1 and to Appendix A for IFRS reconciliations of financial information. The number of rental homes, properties or units quoted in Section 4 are presented in aggregate.

4.1    Single-Family Rental

Business update

The Company’s single-family rental business continued to benefit from various trends that have been accelerated by the COVID-19 pandemic, including favorable demographic shifts driving new household formation, as well as strong population and job growth in U.S. Sun Belt markets. Meanwhile, an imbalance persists between the demand for affordable single-family homes, both for homebuyers and renters, and the supply of new construction. This imbalance has contributed to rising home prices and higher down payments required for homebuyers, which in turn has made homeownership less attainable for some families and increased demand for rental homes. Tricon’s relatively affordable single-family rental homes provide a much-needed alternative for those seeking the benefits of a home without the added cost of ownership.

These dynamics contributed to the Company's strong operating performance during the quarter, including record-low same home resident turnover of 14.7%, record same home occupancy of 98.0%, as well as healthy same home blended rent growth of 8.7%. Tricon has continued to attract high-quality residents with a rising household income and a propensity to rent for the long term, reflected in a record-low same home turnover rate. Blended rent growth was comprised of 18.7% growth on new move-ins, ascribed to strong demand and a scarcity of homes available for rent, as well as 6.3% growth on renewals. Renewal growth rate has increased gradually over time as the Company balances strong market rate appreciation with its continued efforts to self-govern and moderate rent growth for existing residents as part of its ESG policy encouraging increased resident tenure.

While the U.S. economy is thriving, increased construction demand coupled with labor shortages and supply chain disruptions have contributed to inflationary cost pressures across the single-family rental industry. Tricon has experienced this inflationary pressure in its labor and material costs, but has successfully mitigated the impact on net operating margin through robust revenue growth and by achieving operating efficiencies.

Acquisitions update

The Company achieved its quarterly growth target and expanded its portfolio with the organic acquisition of 1,935 homes at an average cost of $347,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $671 million (of which Tricon's proportionate share was approximately $202 million). The average acquisition cost per home of $347,000 increased 47.0% year-over-year (from $236,000 in Q1 2021), for three primary reasons: (i) the expansion of the acquisition program to more expensive markets, including Phoenix, Las Vegas and Nashville; (ii) the purchase of newer vintage homes which tend to have a higher cost; and (iii) significant year-over-year home price appreciation. While home prices have appreciated in Tricon’s acquisition markets, rents have also been increasing, allowing the Company to continue acquiring homes at attractive cap rates. Tricon plans to purchase over 2,000 homes in the second quarter of 2022 (see “Forward-looking statements” on page 1).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

OPERATING RESULTS – PROPORTIONATE TOTAL PORTFOLIO

For the three months ended March 31
(in U.S. dollars)	2022	2021	Variance

Operating metrics(1)
Tricon wholly-owned rental homes	15,127	15,345	(218)
SFR JV homes	15,905	8,157	7,748
Rental homes	31,032	23,502	7,530

Occupancy	93.8%	96.3%	(2.5%)
Average monthly rent	$1,625	$1,483	$142
(1) The operating metrics reflect Tricon's proportionate share of the total portfolio, other than the number of rental homes which is presented in aggregate. The occupancy and average monthly rent are KPIs and are defined in Section 6.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Rental revenue(1)	$89,604	$74,871	$14,733	19.7%
Other revenue(1)(2)	4,955	3,033	1,922	63.4%
Total revenue from rental properties	94,559	77,904	16,655	21.4%

Property taxes	14,946	12,217	2,729	22.3%
Repairs and maintenance	5,181	3,853	1,328	34.5%
Turnover(2)	1,061	1,575	(514)	(32.6%)
Property management expenses	5,829	5,134	695	13.5%
Property insurance	1,288	1,192	96	8.1%
Marketing and leasing	265	247	18	7.3%
Homeowners' association (HOA) costs	1,197	1,023	174	17.0%
Other direct expenses	1,501	1,036	465	44.9%
Total direct operating expenses	31,268	26,277	4,991	19.0%

Net operating income (NOI)(3)	$63,291	$51,627	$11,664	22.6%
Net operating income (NOI) margin(3)	66.9%	66.3%
(1) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $743 previously recorded as a reduction in turnover expense have been reclassified to other revenue.
(3) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total portfolio NOI increased by $11.7 million or 22.6% to $63.3 million in the first quarter of 2022 compared to $51.6 million in the first quarter of 2021, as revenue expansion outpaced expense growth.

Rental revenue increased by $14.7 million or 19.7% during the quarter, which was driven primarily by a 9.6% increase in the average monthly rent ($1,625 in Q1 2022 vs. $1,483 in Q1 2021), a larger rental portfolio (Tricon’s proportionate share of rental homes was 20,253 in Q1 2022 compared to 18,091 in Q1 2021, a 12.0% increase), and a decrease in bad debt expense as collection rates improved. Other revenue also increased by $1.9 million as a result of portfolio expansion coupled with incremental ancillary revenue earned on services provided to residents, such as smart-home technology and renters insurance, and the resumption of late fee charges that were partially waived in the first quarter of 2021.

Direct operating expenses increased by $5.0 million or 19.0% during the quarter, reflecting incremental costs incurred on a larger portfolio of homes, higher property taxes attributable to home price appreciation, and inflation in material and labor costs associated with constricted supply and a tight labor market. These increases were partially offset by a decrease in turnover expense which resulted from a meaningful reduction in the turnover rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

OPERATING RESULTS – PROPORTIONATE SAME HOME PORTFOLIO

The same home portfolio includes homes that have been stabilized since September 30, 2020 as per the NAREIT guidelines (see Section 6).

For the same home portfolio, blended rent growth for the quarter was 8.7% (including 18.7% on new leases and 6.3% on renewals), accompanied by a 0.7% increase in occupancy to 98.0% from 97.3% recorded in the same period in 2021. Management expects that a continued favorable supply-demand imbalance along with embedded portfolio loss-to-lease (estimated by management to be approximately 20% of current rents) will continue to drive healthy rent growth into 2022 and beyond (see “Forward-looking statements” on page 1). The Company’s continued focus on resident retention has been pivotal in helping it achieve a record-low annualized turnover rate of 14.7% on the same home portfolio, a 6.5% decrease compared to 21.2% in the first quarter of 2021. These KPIs are defined in Section 6.

For the three months ended March 31
(in U.S. dollars)	2022	2021	Variance

Operating metrics - same home(1)
Tricon wholly-owned rental homes	14,696	14,696	—
SFR JV homes	5,803	5,803	—
Rental homes	20,499	20,499	—

Occupancy	98.0%	97.3%	0.7%
Annualized turnover rate	14.7%	21.2%	(6.5%)

Average monthly rent	$1,589	$1,482	$107

Average rent growth - renewal	6.3%	4.0%	2.3%
Average rent growth - new move-in	18.7%	12.3%	6.4%
Average rent growth - blended	8.7%	6.5%	2.2%
(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	% of revenue	2021	% of revenue	Variance	% Variance

Rental revenue(1)	$77,101		$70,333		$6,768	9.6%
Other revenue(1)	3,595		2,730		865	31.7%
Total revenue from rental properties	$80,696	100.0%	$73,063	100.0%	$7,633	10.4%

Property taxes	12,853	15.9%	11,526	15.8%	1,327	11.5%
Repairs and maintenance	4,585	5.7%	3,669	5.0%	916	25.0%
Turnover	888	1.1%	1,566	2.1%	(678)	(43.3%)
Property management expenses	4,441	5.5%	4,175	5.7%	266	6.4%
Property insurance	1,139	1.4%	1,119	1.5%	20	1.8%
Marketing and leasing	108	0.1%	208	0.3%	(100)	(48.1%)
Homeowners' association (HOA) costs	954	1.2%	922	1.3%	32	3.5%
Other direct expenses	1,013	1.3%	841	1.2%	172	20.5%
Total direct operating expenses	25,981		24,026		1,955	8.1%

Net operating income (NOI)(2)	$54,715		$49,037		$5,678	11.6%
Net operating income (NOI) margin(2)	67.8%		67.1%
(1) All rental and other revenue are reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Total revenue for the same home portfolio increased by $7.6 million or 10.4% to $80.7 million in the first quarter of 2022 compared to $73.1 million for the same period in the prior year. This favorable change was primarily attributable to the following:

•Rental revenue – Rental revenue was $77.1 million compared to $70.3 million in the comparative period, representing an increase of 9.6%. This favorable variance was attributable to an increase of 7.2% in the average monthly rent per occupied home ($1,589 in Q1 2022 compared to $1,482 in Q1 2021), a 0.7% increase in occupancy from 97.3% to 98.0%, and a decrease in bad debt expense as collection rates improved reflecting higher government rental assistance collected by or on behalf of residents.

•Other revenue – Other revenue was $3.6 million compared to $2.7 million in the first quarter of 2021, an increase of 31.7%. This growth was mainly driven by the Company’s smart-home technology initiative, along with higher resident enrollment in its renters insurance program. Tricon continues to roll out its smart-home package into newly acquired and turned homes, offering residents convenient keyless access, smart thermostats, and a suite of in-home sensors (approximately 45% of homes within the total same home portfolio were smart-home enabled in the current quarter compared to 30% in the same period in the prior year). The Company’s resumption of late fee charges, which were partially waived in the first quarter of 2021, and higher month-to-month fees also contributed to the increase in ancillary rental revenue in the period.

Same home operating expenses increased by $2.0 million or 8.1% to $26.0 million in the first quarter of 2022 from $24.0 million during the same period in 2021. The variance is largely attributable to the following:

•Property taxes – Property taxes were $12.9 million compared to $11.5 million in the comparative period, an increase of 11.5%, reflecting significant year-over-year home price appreciation as well as relatively lower property tax being accrued in the comparative period. The Company’s property tax expense was trued up in the latter half of the year in 2021 based on assessed results. The current period's tax accrual was based on 2021 assessments, calibrated for anticipated home price appreciation projections. Tricon continues to work with a property tax consultant to monitor tax assessments and appeal them where appropriate.

•Repairs and maintenance – Repairs and maintenance expense was $4.6 million compared to $3.7 million in the comparative period, an increase of 25.0% driven by a higher number of homes serviced coupled with a general increase in the scope of repair work per property. The number of work orders grew by approximately 12% compared to the first quarter of 2021, attributable to a lower level of activity in the comparative period as residents deferred non-essential repairs and maintenance due to the pandemic. In addition, the average repair cost per property increased by approximately 13%, reflecting a more significant scope of repair work needed to maintain the same quality of homes in light of longer resident tenure. The higher expense was also the result of preventative maintenance performed on HVAC units ahead of the summer season, higher labor costs associated with a tighter employment market, and higher material costs linked to inflationary pressures, supply chain delays and diminished vendor inventory levels.

•Turnover - Turnover expense was $0.9 million compared to $1.6 million in the comparative period, a decrease of 43.3%. This favorable variance was attributable to a lower annualized turnover rate of 14.7% (compared to 21.2% in Q1 2021) and increased capital improvements on turned homes given the longer resident tenure, which lowered the amount of expensed activities during the average turn.

•Other direct expenses – Other direct expenses were $1.0 million compared to $0.8 million in the comparative period, an increase of $0.2 million or 20.5%, driven primarily by the additional costs of providing smart-home technology and renters insurance to more residents, as discussed above.

As revenue growth outpaced expense growth, NOI increased by 11.6% to $54.7 million in the first quarter of 2022 compared to $49.0 million in the first quarter of 2021. In addition, the same home NOI margin increased to 67.8% in the first quarter of 2022, compared to 67.1% in the same period in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

4.2    Adjacent residential businesses

4.2.1    Multi-Family Rental

Tricon's multi-family rental business segment consists of 24 assets, including 23 predominantly garden-style apartments in the U.S. Sun Belt and one Class A high-rise property in downtown Toronto (note that nine other properties in downtown Toronto are currently under development and are discussed in Section 4.2.2).

U.S. multi-family rental

Syndication of the U.S. multi-family rental portfolio

On March 31, 2021, the Company entered into a joint venture arrangement with two institutional investors, with Tricon retaining a 20% interest in the existing U.S. multi-family rental portfolio and the investors acquiring a combined 80% interest. Following the syndication, effective April 1, 2021, the Company began reporting only on its 20% proportionate share of the U.S. multi-family rental operating results and, as a result, comparative results have been recast, where appropriate.

Operating results overview

The Company's U.S. multi-family rental business generated solid operational results in the first quarter of 2022 driven by strong consumer demand, decreased unemployment levels in the U.S. Sun Belt and targeted marketing and asset management efforts. As a result, the portfolio achieved record-high blended rent growth of 14.9% along with occupancy of 95.5%.

For the three months ended March 31	2022	2021	Variance

Number of properties	23	23	—
Number of units	7,289	7,289	—

Occupancy	95.5%	94.6%	0.9%
Annualized turnover rate	39.8%	43.8%	(4.0%)

Average monthly rent	$1,342	$1,212	$130

Average rent growth - renewal	14.2%	3.5%	10.7%
Average rent growth - new move-in	16.1%	2.4%	13.7%
Average rent growth - blended	14.9%	2.9%	12.0%

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021(1)	Variance	% Variance

Total revenue from rental properties	$6,360	$5,638	$722	12.8%
Total direct operating expenses	2,548	2,393	155	6.5%

Net operating income (NOI)(2)	$3,812	$3,245	$567	17.5%
Net operating income (NOI) margin(2)	59.9%	57.6%
Note: Given that the unit count did not change from 2021 to 2022, this is also the "Same Property" portfolio.
(1) Results prior to the syndication of the U.S. multi-family portfolio have been recast to reflect Tricon's current 20% ownership in the portfolio to assist the reader with comparability.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

For the three months ended March 31, 2022, NOI increased by $0.6 million or 17.5% year-over-year to $3.8 million, primarily attributable to a $0.7 million or 12.8% rise in revenue driven by strong leasing demand and rent growth. This favorable revenue variance was supported by (i) a 0.9% year-over-year improvement in average physical occupancy from 94.6% to 95.5% and (ii) a 10.7% year-over-year increase in average monthly rent per occupied unit ($1,342 in Q1 2022, vs. $1,212 in Q1 2021).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Direct operating expenses increased by $0.2 million year-over-year from $2.4 million to $2.5 million primarily attributable to (i) increased usage and rising prices of third-party contracted services, including cleaning, landscaping and waste hauling (these are accounted for in the repairs, maintenance and turnover expense line item) and (ii) a competitive labor market, which led to an increase in property management costs. This increase was partially offset by a decrease in marketing and leasing expenses as a result of stronger leasing demand.

Canadian multi-family rental - The Selby

Rental market conditions in downtown Toronto continued to improve throughout the first quarter of 2022. Despite the Government of Ontario imposing COVID restrictions throughout most of January and February, The Selby experienced an uptick in leasing activity with occupancy increasing 14.3% year-over-year to 97.9% and blended rent growth of 9.4%, primarily attributable to the removal of one-time COVID leasing incentives. For the three months ended March 31, 2022, net operating income was $0.4 million, an increase of $0.1 million compared to the same period in the prior year as a result of the strong demand fundamentals and proactive asset management efforts.

For the three months ended March 31	2022	2021	Variance

Number of properties	1	1	—
Number of units	500	500	—

Occupancy	97.9%	83.6%	14.3%
Annualized turnover rate	23.2%	24.8%	(1.6%)

Average monthly rent(1)	$2,439	$2,589	$(150)

Average rent growth - renewal	11.4%	(1.9%)	13.3%
Average rent growth - new move-in	7.4%	(11.1%)	18.5%
Average rent growth - blended	9.4%	(6.5%)	15.9%

(1) Presented in Canadian dollars. Average monthly rent in Q1 2022 was $2,439, a $150 decrease from Q1 2021, reflecting higher amortization of concessions offered throughout 2021 in order to drive occupancy.

For the three months ended March 31
(in thousands of Canadian dollars, unless otherwise indicated)	2022		2021		Variance		% Variance

Total revenue from rental properties		$586		$502		$84	16.7%
Total direct operating expenses	223		212		11		5.2%

Net operating income (NOI)(1),(2)		$363		$290		$73	25.2%
Net operating income (NOI) margin(2)	61.9%		57.8%
Net operating income (NOI)(1),(2)	US$	287	US$	231	US$	56	24.2%
(1) All dollar amounts in this table represent Tricon's 15% share of the operating results.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

4.2.2    Residential Development

Tricon's residential development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages, (ii) built-to-rent, dedicated single-family rental communities in the United States with the intention to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy investments in for-sale housing development projects predominantly in the United States.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

As at (in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Canadian residential developments	$212,557	$204,129
U.S. residential developments	138,084	143,153

Net investments in residential developments	$350,641	$347,282

Net investments in residential developments as a % of total real estate assets	4%	4%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto with nine projects totaling 4,289 units under construction or in pre-construction as at March 31, 2022. The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to The James development project. Once construction is complete and lease-up stabilization occurs, newly built Canadian multi-family rental apartments will transition from the residential development business segment to Tricon’s multi-family rental business segment.

During the quarter, the Company and its partner, the Canada Pension Plan Investment Board ("CPPIB"), closed on their second joint venture investment ("Symington"), a 1.95 acre development site in the Junction, one of Toronto's character neighborhoods undergoing rapid gentrification. Once complete, the project will be a 17-story, 341-unit rental apartment community.

The Company is currently working with its partner, CPPIB, to amend the terms of the CPPIB joint venture to provide for, among other matters, an increase of the venture's maximum equity capitalization to C$1.5 billion, the funding of all projects (including Queen & Ontario and Symington) with equity only, and a reduction of Tricon's maximum equity co-investment from C$150 million to C$112.5 million.

As at March 31, 2022, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $212.6 million. The following table summarizes the net assets by stage of development.

	March 31, 2022				December 31, 2021
(in thousands of U.S. dollars)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)

Projects in pre-construction	$55,177	$(35,319)	$584	$20,442	$49,779	$(32,489)	$708	$17,998
Projects under construction	303,336	(137,874)	(2,711)	162,751	282,583	(128,206)	2,706	157,083
Stabilized commercial property(3)	39,975	(12,183)	1,567	29,359	39,401	(12,113)	1,755	29,043
Disposed project(4)	—	—	5	5	—	—	5	5
Total	$398,488	$(185,376)	$(555)	$212,557	$371,763	$(172,808)	$5,174	$204,129

Equity-accounted investments in Canadian residential developments	$258,723	$(150,785)	$(5,661)	$102,277	$238,513	$(138,609)	$(1,229)	$98,675
Canadian development properties, net of debt	139,765	(34,591)	5,106	110,280	133,250	(34,199)	6,403	105,454
Total	$398,488	$(185,376)	$(555)	$212,557	$371,763	$(172,808)	$5,174	$204,129
(1) Tricon's share of debt and lease obligations of $185,376 (December 31, 2021 - $172,808) consists of $147,986 of land and construction loans (net of deferred financing fees) and $37,390 of lease obligations under ground leases (December 31, 2021 - $135,906 and $36,902, respectively).
(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.
(3) Represents The Shops of Summerhill, an adjacent commercial property to The James development project.
(4) On November 12, 2021, Tricon, along with its institutional partner, sold their combined 80% interest in the 7 Labatt partnership to the remaining joint venture partner. Tricon has no additional dispositions planned in the near term.

Projected units and timelines are estimated based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements".

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Investments in U.S. residential developments

The Company’s U.S. residential developments include the development of dedicated single-family communities, and legacy investments in for-sale housing, including land development and homebuilding projects.

The single-family build-to-rent strategy is currently being pursued within the existing THPAS JV-1 joint venture Investment Vehicle, which is capitalized with $450 million of equity commitments, including $50 million from Tricon and $400 million from an institutional investor. The THPAS JV-1 joint venture's build-to-rent portfolio currently consists of 1,797 units under development across eleven communities in Texas and California. This investment represents $8.4 million of Tricon’s $138.1 million total U.S. residential development investments at fair value.

The Company’s legacy for-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $129.7 million of Tricon’s $138.1 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.4% of the Company's total assets but are expected to generate approximately $270.3 million of net cash flow to Tricon, a majority of which will be over the next five years (see “Non-IFRS measures and forward-looking statements” on page 1). These assets generated $11.9 million of distributions to Tricon in the first quarter of 2022, including $0.7 million in performance fees.

(in thousands of U.S. dollars)	Advances to date	Distributions to date(1)	Tricon's fair value of investment	Projected distributions net of advances remaining(2)

Investments in U.S. residential developments	$528,572	$518,904	$138,084	$270,261
(1) Distributions include repayments of preferred return and capital.
(2) Projected distributions are based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining, which is based on current project plans and subject to change (refer to page 1, "Forward-looking statements"), is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Projected distributions net of advances remaining	$41,628	$140,976	$87,657	$270,261

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

4.3    Private Funds and Advisory

Through its private funds and advisory ("PF&A") business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. The Company intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.
Performance overview

The following table provides details of revenue from private funds and advisory services for the three months ended March 31, 2022 and 2021, net of inter-segment revenues eliminated upon consolidation.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Asset management fees(1)	$3,127	$2,598	$529
Performance fees(2)	743	692	51
Development fees(3)	5,862	5,464	398
Property management fees(4)	2,679	176	2,503
Revenue from private funds and advisory services	12,411	8,930	3,481

Asset management fees(5)	2,487	—	2,487
Property management fees(5)	4,955	874	4,081
Fees eliminated upon consolidation(5)	7,442	874	6,568

Total FFO(6) impact from fees	$19,853	$9,804	$10,049
(1) Ranges typically from 0.5-2% of committed or invested capital throughout the lives of the Investment Vehicles under management.
(2) Calculated as approximately 20% (in most cases) of net cash flow after investors’ capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%.
(3) Calculated as 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4-5% of overall development costs of Canadian multi-family rental apartments.
(4) Includes 4-7.75% of rental revenue from multi-family rental properties, build-to-rent single-family homes and other ancillary fees.
(5) Asset management fees, property management fees (including acquisition fees calculated at 1% of pre-renovation costs and leasing fees) and other fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO.
(6) Non-IFRS measure; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

The following table provides the details of revenue from private funds and advisory services before inter-segment revenues eliminated upon consolidation.

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Asset management fees	$5,614	$2,598	$3,016
Performance fees	743	692	51
Development fees	5,862	5,464	398
Property management fees	7,634	1,050	6,584
Total FFO impact from fees	$19,853	$9,804	$10,049

Asset management fees

Tricon earns asset management fee revenue on $2.8 billion of fee-bearing capital across its business segments. As at March 31, 2022, fee-bearing capital increased by $1.7 billion compared to $1.1 billion as at March 31, 2021, primarily driven by the formation of the SFR JV-HD and SFR JV-2 joint ventures as well the syndication of the U.S. multi-family rental portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Performance fees

Performance fee revenues of $0.7 million were generated by Tricon's legacy for-sale housing investments in both the current and comparative periods. The Company earns performance fees once targeted returns are achieved by Investment Vehicles and records them only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return.

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Estimated future performance fees(1)	$11,000	$129,000	$146,000	$286,000
(1) Estimated future performance fees are calculated pursuant to current business plans, which involve estimating future cash flows from operations and eventual sale, less construction and development costs, to determine the quantum and timing of funding requirements and cash distributions for each Investment Vehicle. Such estimated future performance fees are discounted based on expected time horizons and risk (including the risks set out in the AIF and the risk that future performance does not align with assumptions noted under the heading "Forward-looking statements" on page 1), and presented above before the deduction of any amounts paid to employees under the LTIP and performance fee expense to unitholders of the participation arrangements. Forward-looking information; see page 1.

Development fees

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

The Johnson Companies (“Johnson”)	$4,696	$3,722	$974
Tricon Development Group ("TDG")	1,166	1,742	(576)
Development fees	$5,862	$5,464	$398

Development fee revenues in the first quarter increased by $0.4 million, including $1.0 million from Johnson, driven by an 8% increase in lot sales in its communities and 25% higher lot prices. This increase in development fee revenue was partially offset by a decrease in fees from Canadian residential development by $0.6 million attributable to significant milestones being achieved in multiple projects in the comparative period.

Property management fees

The Company earned $7.6 million in property management fees in the quarter through its rental operating platform, representing a $6.6 million increase from the comparative period, driven primarily by acquisition fees and leasing fees generated from the SFR JV-HD and SFR JV-2 joint ventures, as well as fees earned upon the internalization of property management functions of the U.S. multi-family rental portfolio in the third quarter of 2021.

Corporate overhead efficiency

Fees earned from managing third-party capital allow Tricon to continually improve operating efficiency and offset corporate overhead expenses. The following table provides details of the Company's net overhead expenses for the three months ended March 31, 2022 and 2021:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Total FFO impact from fees (excluding performance fees)	$19,110	$9,112	$9,998

Salaries and benefits	(14,024)	(9,817)	(4,207)
Cash-based AIP expense	(6,934)	(3,456)	(3,478)
General and administration expense in Core FFO(1)	(11,111)	(7,519)	(3,592)
Recurring gross overhead expenses	$(32,069)	$(20,792)	$(11,277)

Overhead expenses, net	(12,959)	(11,680)	(1,279)

Total FFO impact from fees (excluding performance fees) as a percentage of recurring gross overhead expenses	60%	44%	16%
(1) See Appendix A for reconciliation to general and administrative expense per the Company's consolidated financial statements.

5.    Liquidity and capital resources

5.1    Financial strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon’s financing strategy are:

•Using various forms of debt such as floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations.

•Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company’s option.

•Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

5.2    Liquidity

Tricon generates substantial liquidity through:

•Stable cash flow received from our single-family rental business.

•Cash distributions from operating cash flow generated by our multi-family rental businesses.

•Cash distributions from land, lot and home sales in our legacy for-sale housing business.

•Fee income from our PF&A business.

•Repatriation of capital extracted through refinancings.

•Cash distributions generated from the turnover of assets with shorter investment horizons.

•Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Contractual obligations

The following table presents the contractual maturities of the Company’s financial liabilities at March 31, 2022, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
March 31, 2022	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total

Liabilities
Debt(1)	254,809	1,054,982	2,683,303	436,677	4,429,771
Other liabilities	—	9,490	8,903	19,172	37,565
Limited partners' interests in single-family rental business	—	—	680,916	540,462	1,221,378
Derivative financial instruments	—	—	—	258,358	258,358
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	107,313	—	—	—	107,313
Resident security deposits	61,317	—	—	—	61,317
Dividends payable	15,868	—	—	—	15,868
Total	$439,307	$1,064,472	$3,373,122	$1,549,994	$6,426,895
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Working capital

As at March 31, 2022, Tricon had a net working capital deficit of $209.7 million, reflecting current assets of $229.7 million, offset by current liabilities of $439.4 million. The working capital deficit is primarily due to the term loan of $220.2 million coming due in October 2022, for which the Company intends to negotiate an extension. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

5.3    Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company’s financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon’s exposure to interest rate fluctuations in any one period. The Company’s long-term debt structure is presented in Note 16 of the Company's Interim Financial Statements, which information is incorporated herein by reference, and further summarized in Section 3.2 of this document.

The Company provides financial guarantees for land loans and construction loans in its residential development business.

As at March 31, 2022, the Company was in compliance with all of its financial covenants.

Equity issuance and cancellations

The Company’s Dividend Reinvestment Plan (“DRIP”) provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company’s common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

As at March 31, 2022, there were 273,584,673 common shares issued by the Company, of which 272,985,196 were outstanding and 599,477 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan. In addition, the Company had 2,008,993 outstanding stock options and 2,616,368 outstanding deferred share units (DSUs).

On March 2, 2022, the Company issued 554,832 common shares in connection with the exchange of 4,675 preferred units issued by Tricon PIPE LLC. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4.7 million. As at March 31, 2022, there was $295.3 million in outstanding aggregate principal amount of Due to Affiliate in connection with the exchangeable preferred units. Pursuant to the transaction documents associated with such issuance, the investors in such preferred units have rights to exchange the preferred units into common shares of the Company at an exchange price of $8.50 per common share, as may be adjusted from time to time in accordance with the terms of such transaction documents. As at March 31, 2022, this equated to 34,744,118 common shares of the Company.

The following table summarizes the Company's equity capital structure at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021	Variance

Common shares outstanding	272,985,196	272,176,046	809,150
Restricted common shares	599,477	597,179	2,298
Number of basic common shares issued	273,584,673	272,773,225	811,448

Outstanding stock options	2,008,993	2,017,327	(8,334)
Outstanding deferred share units (DSUs)	2,616,368	2,847,575	(231,207)
Common shares underlying exchangeable preferred units	34,744,118	35,294,118	(550,000)

6.    Operational key performance indicators

The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below. The presentation on a proportionate basis reflects only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing these measures on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business.These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures” on page 1 and Appendix A.

Single-family and multi-family rental

•Net operating income ("NOI") represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers.

•Net operating income ("NOI") margin represents net operating income as a percentage of total revenue from rental properties.

•Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

•Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios.

•Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time.

•Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods.
•“Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold, homes that have been designated for sale and homes taken out of service as a result of a major renovation. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2020, and those homes have been held in operations throughout the full periods presented in both 2021 and 2022.

Private Funds and Advisory

•Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned.

•Assets Under Management (“AUM”) includes balance sheet capital invested in the Company's principal investments and capital managed on behalf of third-party investors and is a helpful measure in evaluating the Company’s ability to grow and manage strategic capital. AUM is calculated as follows:

ASSETS UNDER MANAGEMENT
Principal Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments	Fair value of invested capital plus unfunded commitment
Third-Party Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments
For-sale housing	Outstanding invested equity and unfunded commitment
Build-to-rent	Outstanding invested equity and project-level funded debt plus unfunded commitment

Company operating performance

Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations ("AFFO") are metrics that management believes to be helpful in evaluating the Company's operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

•FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company's definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts ("NAREIT"). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon's U.S. residential developments business which are intended to act as a proxy for cash generation.

•Core FFO presents FFO as a normalized figure, adjusting for transaction costs, convertible debentures interest, interest on Due to Affiliate, fees eliminated upon consolidation, non-recurring and non-cash items.

•AFFO represents Core FFO less recurring capital expenditures, which represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated.

Tricon’s method of calculating FFO is substantially in accordance with NAREIT’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO reported by other issuers.

Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units) to show the full dilutive impact to shareholders.

Core FFO and AFFO payout ratios are calculated by dividing dividends declared for the period by Core FFO and AFFO, respectively, which are indicative of the Company's ability to fund dividend payments using cash from operations.

Net debt

Net debt represents the Company's total current and long-term debt per its financial statements, less its cash and restricted cash. Management believes it is a helpful liquidity measure to reflect the Company's ability to meet all of its obligations simultaneously if they were due immediately.

7.    Accounting estimates and policies, controls and procedures, and risk analysis

Refer to the Company’s MD&A for the year ended December 31, 2021, which is available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com, for detailed discussions of accounting estimates and policies, controls and procedures, and risk analysis.

7.1    Accounting estimates and policies

The Company’s accounting policies are described in Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2021, and any changes thereto are described in Note 2 to the Interim Financial Statements for the three months ended March 31, 2022.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to Note 4 to the consolidated financial statements for the year ended December 31, 2021 for details on critical accounting estimates.

7.2    Controls and procedures

Management, including our President & Chief Executive Officer and Executive Vice-President & Chief Financial Officer, assessed the design and effectiveness of internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) as at March 31, 2022. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission Framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on our evaluation within this framework, management has concluded that both ICFR and DC&P were effective as at March 31, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

7.3    Transactions with related parties

Senior management of the Company own units, directly or indirectly, in the various Tricon Investment Vehicles, as well as common shares of the Company. Refer to Note 31 in the Interim Financial Statements for further details concerning the Company’s transactions with related parties.

7.4    Dividends

On May 10, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after July 15, 2022 to shareholders of record on June 30, 2022.

7.5    Compensation incentive plans

Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com.

7.6    Risk definition and management

There are certain risks inherent in the Company’s activities and those of its investees, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Company’s Annual Information Form dated March 1, 2022 and its MD&A for the year ended December 31, 2021, which are available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com, contain detailed discussions of these risks.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

8.    Historical financial information

The following tables show selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation to show the results from the U.S multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations.

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021

Financial statement results
Net operating income from single-family rental properties from continuing operations	$93,273	$83,355	$75,704	$70,744
Total revenue from continuing operations(1)	151,199	142,077	126,093	120,117
Net income from continuing operations	163,457	126,977	201,886	146,322
Net loss from discontinued operations	—	—	—	—
Net income	163,457	126,977	201,886	146,322
Basic earnings per share from continuing operations	0.59	0.47	0.93	0.73
Basic loss per share from discontinued operations	—	—	—	—
Basic earnings per share	0.59	0.47	0.93	0.73
Diluted earnings per share from continuing operations	0.59	0.46	0.92	0.72
Diluted loss per share from discontinued operations	—	—	—	—
Diluted earnings per share	0.59	0.46	0.92	0.72

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020

Financial statement results
Net operating income from single-family rental properties from continuing operations	$66,172	$63,719	$62,753	$61,248
Total revenue from continuing operations(1)	108,321	105,556	102,459	100,099
Net income from continuing operations	41,904	75,808	53,197	30,165
Net (loss) income from discontinued operations	(67,562)	5,670	4,902	(12,824)
Net (loss) income	(25,658)	81,478	58,099	17,341
Basic earnings per share from continuing operations	0.21	0.38	0.27	0.16
Basic (loss) earnings per share from discontinued operations	(0.34)	0.03	0.03	(0.07)
Basic (loss) earnings per share	(0.13)	0.41	0.30	0.09
Diluted earnings per share from continuing operations	0.21	0.36	0.21	0.16
Diluted (loss) earnings per share from discontinued operations	(0.35)	0.03	0.02	(0.07)
Diluted (loss) earnings per share	(0.14)	0.39	0.23	0.09
(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries previously recorded in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.

Over the past two years, the Company’s single-family rental business benefited from a number of trends that have been accelerated by the COVID-19 pandemic, including in-migration and strong population growth in U.S. Sun Belt markets, favorable demographic shifts driving new household formation, as well as a shift towards work-from-home employment with families prioritizing larger living spaces. Meanwhile, the supply of new housing was constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labor and materials, including pandemic-related supply chain bottlenecks. This imbalance in supply and demand has contributed to rising home

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

prices and higher down payments required for homebuyers, which in turn has made homeownership less attainable for some families and increased demand for rental homes.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Appendix A - Reconciliations

Management considers NOI, NOI margin, Core FFO, Core FFO per share, AFFO and AFFO per share to be key measures of the Company's operating performance (see Section 6 for definitions and page 1 for discussion of non-IFRS measures).

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Net income from continuing operations attributable to Tricon's shareholders	$162,347	$41,333	$121,014

Fair value gain on rental properties	(299,572)	(112,302)	(187,270)
Fair value loss on derivative financial instruments and other liabilities	29,362	37,172	(7,810)
Limited partners' share of FFO adjustments	85,996	20,118	65,878
FFO attributable to Tricon's shareholders	$(21,867)	$(13,679)	$(8,188)

Core FFO from U.S. and Canadian multi-family rental	2,321	7,530	(5,209)
(Income) loss from equity-accounted investments in multi-family rental properties	(17,037)	457	(17,494)
Loss from equity-accounted investments in Canadian residential developments	15	3	12
Deferred income tax expense	47,887	67,127	(19,240)
Current tax impact on sale of U.S. multi-family rental portfolio	—	(44,502)	44,502
Interest on convertible debentures	—	2,451	(2,451)
Interest on Due to Affiliate	4,286	4,313	(27)
Amortization of deferred financing costs, discounts and lease obligations	4,042	3,914	128
Equity-based, non-cash and non-recurring compensation(1)	19,949	3,177	16,772
Other adjustments(2)	3,439	1,731	1,708
Core FFO attributable to Tricon's shareholders	$43,035	$32,522	$10,513

Recurring capital expenditures(3)	(9,377)	(6,705)	(2,672)
AFFO attributable to Tricon's shareholders	$33,658	$25,817	$7,841

Core FFO payout ratio(4)	37%	33%	4%
AFFO payout ratio(4)	47%	42%	5%

Weighted average shares outstanding - diluted	311,843,796	248,103,423	63,740,373
(1) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized. No payments were made for the three months ended March 31, 2022 and 2021.
(2) Includes the following adjustments:

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Transaction costs	$2,219	$1,229	$990
Amortization and depreciation expense	3,407	2,650	757
Realized and unrealized foreign exchange loss (gain)	61	(170)	231
Lease payments on right-of-use assets	(693)	(623)	(70)
Core FFO adjustments to income from investments in U.S. residential developments	206	(175)	381
Non-controlling interest's share of Core FFO adjustments	(219)	(373)	154
Limited partners' share of Core FFO adjustments	(1,542)	(807)	(735)
Total other adjustments	$3,439	$1,731	$1,708
(3) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.
(4) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively. Prior to
November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes amounts recorded in equity were translated to
U.S. dollars using the daily exchange rate on the applicable dividend record date.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

RECONCILIATION OF RECURRING SINGLE-FAMILY RENTAL PROPORTIONATE CAPITAL EXPENDITURES
TO CONSOLIDATED PORTFOLIO CAPITAL EXPENDITURES BY PERIOD

(in thousands of U.S. dollars)		Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Recurring capital expenditures, proportionate total portfolio	(A)	$8,796	$8,259	$6,750	$6,950	$5,303
Renovation and value-enhancing capital expenditures, proportionate total portfolio		28,475	24,915	26,189	19,359	15,983
Total capital expenditures, proportionate total portfolio		$37,271	$33,174	$32,939	$26,309	$21,286
Limited partners' share of capital expenditures(1)		41,997	39,516	19,629	12,746	10,973
Total capital expenditures by period		$79,268	$72,690	$52,568	$39,055	$32,259
(1) Represents the limited partners' interest of the capital expenditures in SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL PORTFOLIO RECURRING CAPITAL EXPENDITURES TO RECURRING CAPITAL EXPENDITURES IN AFFO

(in thousands of U.S. dollars)		Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Recurring capital expenditures, single-family rental proportionate total portfolio	(A)	$8,796	$8,259	$6,750	$6,950	$5,303
Recurring capital expenditures from adjacent residential businesses		581	823	390	550	1,402
Recurring capital expenditures in AFFO		$9,377	$9,082	$7,140	$7,500	$6,705

RECONCILIATION OF QUARTERLY CONSOLIDATED CAPITAL EXPENDITURES TO CONSOLIDATED SINGLE FAMILY RENTAL PROPERTIES

(in thousands of U.S. dollars)	March 31, 2022	December 31, 2021

Opening balance	$7,978,396	$4,990,542
Acquisitions	619,896	1,835,235
Total capital expenditures by period
Q1	79,268	32,259
Q2	—	39,055
Q3	—	52,568
Q4	—	72,690
Total capital expenditures	79,268	196,572

Fair value adjustments	299,572	990,575
Dispositions	(9,781)	(34,528)
Single-family rental properties balance per the financial statements, end of period	$8,967,351	$7,978,396

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021

Net operating income (NOI), proportionate same home portfolio	$54,715	$49,037
Net operating income (NOI), proportionate non-same home	8,576	2,590
Net operating income (NOI), proportionate total portfolio	63,291	51,627
Limited partners' share of NOI(1)	29,982	14,545
Net operating income from single-family rental properties per financial statements	$93,273	$66,172
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

RECONCILIATION OF U.S. MULTI-FAMILY RENTAL NOI

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021

Net operating income (NOI), proportionate portfolio	$3,812	$3,245
Less: net operating income (NOI) in discontinued operations	—	(3,245)
Interest expense, proportionate portfolio	(1,370)	—
Other expenses, proportionate portfolio	(259)	(549)
Fair value gain on multi-family rental properties, proportionate portfolio	14,694	—
Income (loss) from equity-accounted investments in U.S. multi-family rental properties per financial statements(1)	$16,877	$(549)

Net operating income (NOI), proportionate portfolio(2)	$—	$3,245
Net operating income (NOI), IFRS reconciliation(2)	—	12,979
Interest expense	—	(7,845)
Other expenses	—	(1,176)
Fair value loss on multi-family rental properties	—	—
Loss on sale(1)	—	(84,427)
Net income (loss) from discontinued operations before income taxes per financial statements(1)	$—	$(77,224)
(1) On March 31, 2021, the Company sold an 80% interest in its subsidiary, Tricon US Multi-Family REIT LLC, to two institutional investors. This resulted in net income from Tricon's U.S. multi-family rental business to be equity-accounted for starting on March 31, 2021 and classified as discontinued operations for all periods prior to that date.
(2) The total NOI from discontinued operations represents 100% of Tricon's NOI before the syndication of the U.S. multi-family rental portfolio on March 31, 2021. Of the total balance, only 20% is presented in the comparative NOI in Section 4.2 to assist the reader with comparability.

RECONCILIATION OF CANADIAN MULTI-FAMILY RENTAL NOI

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021

Net operating income (NOI), proportionate portfolio	$287	$231
Other expenses, proportionate portfolio	(127)	(139)
Fair value loss on multi-family rental property, proportionate portfolio	—	—
Income from equity-accounted investments in Canadian multi-family rental properties per financial statements	$160	$92

RECONCILIATION OF PROPORTIONATE GENERAL AND ADMINISTRATION EXPENSES IN CORE FFO

For the three months ended March 31
(in thousands of U.S. dollars)	2022	2021	Variance

Proportionate general and administration expense in Core FFO	$11,111	$7,519	$3,592
Less: cash lease payments	(693)	(623)	(70)
Proportionate general and administration expense	10,418	6,896	3,522
Limited partner's share of general and administration expenses	2,457	1,507	950
General and administration expense per financial statements	$12,875	$8,403	$4,472

TOTAL ASSETS UNDER MANAGEMENT

	March 31, 2022		December 31, 2021
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$7,241,262	49.6%	$6,816,668	49.6%
Principal AUM	7,349,931	50.4%	6,919,664	50.4%
Total AUM	$14,591,193	100.0%	$13,736,332	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com

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